UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 6 May 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
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furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
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82-_______________.
Enclosures:
Sasol Nitro settlement and Sasol competition law
compliance review

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Sasol Nitro settlement and Sasol competition law compliance review

Sasol announced in January 2009 that as part of the Group's
ongoing legal compliance programme Sasol Limited had initiated a comprehensive competition law compliance review of all Sasol businesses in July 2008.

As previously announced Sasol will, in the course of conducting the competition law compliance review, adopt appropriate remedial steps and make disclosures on material findings and developments as and when appropriate. These activities are still in progress across all of Sasol's businesses. Although it was envisaged in
January 2009 that the review process would be completed during the first half of 2009 current progress indicates that the review should be completed in the second half of 2009.

Although the competition law compliance review of Sasol Nitro has not been completed in all respects, Sasol is now in a position to disclose the following material developments in respect of the phosphoric acid and fertiliser businesses of Sasol Nitro.

As indicated in our announcement made in January 2009, additional information has been revealed by the competition law compliance review process relevant to previously disclosed competition law legal proceedings in respect of the Nutri-Flo matter and the phosphoric acid investigation (see pages 179 - 181 of the 2008
Annual Financial Statements and pages 75 – 77 of the 2008 Annual
Report submitted on Form 20-F to the United States Securities and
Exchange Commission for the previous public disclosures in these matters) and that settlement discussions had commenced with the
South African Competition Commission.

These discussions with the Competition Commission have progressed to the extent that a settlement agreement has been concluded with the Competition Commission. Subject to confirmation by the
Competition Tribunal, the agreement will have the effect of a full and final settlement and conclusion of all proceedings
between the Commission and Sasol Chemical Industries Limited relating to any alleged contraventions by Sasol Chemical
Industries Limited (Sasol Nitro division) of section 4(1)(b)
(prohibiting collusive conduct) of the South African Competition
Act that were the subject of the Commission’s investigations in respect of the Nutri-Flo matter (under case numbers 31/CR/May05)
and the phosphoric acid investigation (under 2007Aug3147 and
2007Dec3382). In terms of the agreement Sasol Chemical Industries
Limited will pay an administrative penalty of R188, 01 million.
Provisions raised this financial year are sufficient to cover this administrative penalty.

Steps have been taken by Sasol Nitro to address these areas of non-compliance.

The allegations by the Competition Commission relating to
excessive pricing and exclusionary conduct flowing from the
Nutri-Flo and Profert complaints are not, however, part of the settlement agreement. Sasol has been in discussions with the
Commission about these matters and hope to resume discussions at an opportune time. These matters have not proceeded sufficiently to assess any potential adverse financial impact with reasonable accuracy.

Shareholders' attention is drawn to the media release attached to this announcement regarding the above settlement agreement.

6 May 2009
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-
looking statements as defined in the United States Private
Securities Litigation Reform Act of 1995. Words such as
“believe”, “anticipate”, “intend”, “seek”, “will”, “plan”,
“could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-
looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on
21 November 2007 and 08 October 2008 in other filings with the
United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and
Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SASOL MEDIA RELEASE

Sasol settles with Competition Commission regarding allegations of collusion in its fertiliser and phosphoric acid businesses

Sasol Nitro, a division of Sasol Chemical Industries Limited, has reached a settlement agreement with the Competition Commission of
South Africa, relating to its fertiliser and phosphoric acid businesses. The agreement is subject to confirmation by the
Competition Tribunal.

In January this year, Sasol announced that as part of its ongoing legal compliance programme, Sasol Limited initiated a competition law compliance review in July 2008 of all Sasol businesses. The competition law compliance review proactively analyses business activities across Sasol Limited and its subsidiaries to ensure that such activities are compliant. Although it was envisaged in
January 2009 that the review process would be completed during the first half of 2009 current progress indicates that the review should be completed in the second half of 2009.

“We announced at the start of this year that the compliance
review is rigorously scrutinising all our businesses and that in some areas problems of potential non-compliance had been
identified. We have worked closely with the Competition
Commission in seeking resolution to these matters and while this settlement agreement is an important step, there is much work ahead and we remain committed to following through on each matter in order to achieve full compliance,” Sasol chief executive Pat
Davies said.

As a result of findings by the internal competition law
compliance review, Sasol engaged with the Competition Commission in December 2008, with the intent to settle the Sasol Nitro
matters including alleged collusive conduct in the fertiliser business, issues referred to the Competition Tribunal by Nutri-
Flo and Profert as well as issues related to phosphoric acid.

The settlement agreement relates to matters of alleged collusion.
Sasol and the Commission remain in discussion regarding
outstanding allegations of abuse of dominance.

Fertiliser business
During December 2008, Sasol’s internal competition law compliance review revealed evidence of potentially collusive conduct in the fertiliser business of Sasol Nitro. The matter was reported to the Competition Commission by Sasol management when they became aware of the conduct.

The review indicated that the conduct in respect of fertilisers ceased in 2004 and although these activities are not identical to those referred to in the Nutri-Flo matter a further review
concluded that committees were set up to coordinate business practices, derive forecasted market shares and ensure balance of supply and demand. Accordingly, Sasol entered into settlement discussions with the Commission in respect of the Nutri-Flo
matter.

The remainder of the Nutri-Flo matter and the Profert matter, which deal with allegations of abuse of dominance in the market place, form the subject-matter of continuing engagement between
Sasol and the Competition Commission.

Phosphoric acid business
In August of 2007, the Competition Commission initiated a
complaint against Foskor and Sasol relating to possible
contraventions of the Competition Act in respect of phosphoric acid. The complaint against Sasol related to its agreement with
Foskor which was concluded to ensure the continued viability of
Sasol’s Phalaborwa phosphoric acid operations and was not
intended to breach any competition laws. Upon receiving external legal advice, Sasol concluded that certain provisions of these agreements may be a contravention of the Competition Act. The restrictive clause within the agreement was terminated in 2007.

Settlement conclusion
An administrative penalty of the amount of R188,01 million has been agreed by Sasol and the Competition Commission.

While many of these activities took place and then ceased some years ago, Sasol deeply regrets that these activities occurred.
Sasol remains committed to rooting out any non-compliance within its businesses and to achieving full compliance with all
legislation.
“The conduct, identified in these investigations of the Sasol
Nitro business, is unacceptable and runs counter to our Sasol values,” said Sasol Nitro MD, Marius Brand.
“This settlement agreement is an important step and we are
looking forward to concluding outstanding matters,” Brand said.

Issued by:
Jacqui O'Sullivan
Sasol: group communication manager
Tel: +27 11 441 3252
Fax: +27 11 522 9994
Mobile: +27 82 883 9697
Email:      jacqui.osullivan@sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2009                                                                                     By:          /s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary